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                                                                    EXHIBIT 16.1



                      [KPMG PEAT MARWICK LLP LETTERHEAD]

August 18, 1998





Securities and Exchange Commission
Washington, DC 20549


Ladies and Gentlemen:


We were previously principal accountants for Aqua Chem, Inc. and, under the date of January 24, 1997, we reported on the consolidated financial statements of Aqua Chem, Inc. and subsidiaries as of and for the years ended December 31, 1996 and 1995. On January 23, 1998 our appointment as principal accountants was terminated. We have read Aqua Chem's statements included under item 12
(b)(3)(vi) of its Form S-4 dated August 18, 1998 and we agree with such statements, except that we are not in a position to agree or disagree with Aqua Chem's statement that the change was approved by the Board of Directors.


Very truly yours,



KPMG Peat Marwick LLP